SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________

Commission File Number	1-5415

A. M. CASTLE & CO. EMPLOYEES’ PROFIT SHARING PLAN
(Employer Identification Number 36-0879160, Plan Number 002)
(Full title of plan)

A. M. CASTLE & CO.
(Name of issuer of securities held pursuant to the plan)

3400 North Wolf Road; Franklin Park, Illinois 60131
(Address of principal executive offices of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    A. M. CASTLE & CO. EMPLOYEES’ PROFIT SHARING PLAN

Date: June 30, 2005	BY: /s/ Paul J. Winsauer
Plan Administrator

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and Plan
 Administrator of A.M. Castle & Co.
Employees' Profit Sharing Plan
Franklin Park, Illinois

We have audited the accompanying statements of net assets available for benefits of A.M. Castle & Co. Employees' Profit Sharing Plan ("the Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of A.M. Castle & Co. Employees' Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 20, 2005

A.M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2004 and 2003

A. M. CASTLE & CO.
EMPLOYEES’ PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS
Investments
Mutual funds	$63,307,129	$60,871,270
Participant loans	1,539,748	1,713,008
A.M. Castle and Company Stock Fund (Note 3)	2,845,898	2,083,085
Total investments	67,692,775	64,667,363

Receivable
Employer contribution	42,654	21,425
Participant contributions	232,867	130,223
Accrued investment income	8,744	4,306
Total receivables	284,265	155,954

Total assets	67,977,040	64,823,317

LIABILITIES
Other payables	5,850	5,500

NET ASSETS AVAILABLE FOR BENEFITS	$67,971,190	$64,817,817

See accompanying notes to financial statements

A. M. CASTLE & CO.
EMPLOYEES’ PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2004 and 2003

2004
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$5,590,557
Interest	101,983
Dividends	517,212
Total investment income	6,209,752

Contributions
Employer	514,641
Participant	2,271,067
Rollovers from other qualified plans	211,824
Total contributions	2,997,532
Total additions	9,207,284

Deductions from net assets attributed to:
Benefits paid to participants	5,971,898
Administrative fees	82,013
Total deductions	6,053,911

Net increase in net assets	3,153,373

Net assets available for benefits
Beginning of year	64,817,817

End of year	$67,971,190

See accompanying notes to financial statements

A.M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

The following description of A.M. Castle & Co. Employees' Profit Sharing Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan was established on January 1, 1957. The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A.M. Castle & Co. in order to build a supplemental retirement fund and to provide additional disability and death benefits. Participants should refer to the plan document for more complete information.

The Plan is a defined contribution profit-sharing and 401(k) plan available to salaried and other eligible employees of A.M. Castle & Co. and certain of its subsidiaries (collectively referred to as "the Company"). Employees of the Company are eligible to become participants in the Plan upon completion of 30 days of service for the 401(k) portion of the Plan and one year of service for the profit-sharing portion of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee: ABN AMRO is the trustee of the Plan. The Plan's trust fund is administered under the terms of certain trust agreements between the Company and ABN AMRO. The trust agreements provide, among other things, that the trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the period.

Participant Accounts: Each participant may contribute up to 17% of the participant's pretax compensation if an employee of A.M. Castle & Co., 16% if an employee of Oliver Steel Plate Corporation, and 10% if a member of the USWA, as defined by the Plan, subject to Internal Revenue Code ("IRC") limitations. Participants may contribute up to 5% of their after-tax compensation, as defined by the Plan. Similar to pretax contributions, the earnings on these contributions accumulate on a tax-deferred basis. Participants direct the investment of their participant contributions among various investment options offered by the Plan, including the common stock of the Company.

(Continued)

A.M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

Employer Contributions: The employer's matching contribution for employees of A.M. Castle & Co. is 25% of each dollar the employee contributes to the Plan up to the first 6% of the participant's pretax compensation. The employer's matching contribution for employees of Oliver Steel Plate Corporation is 50% of each dollar the employee contributes to the plan up to the first 6% of the participant's pretax compensation. USWA participants receive no matching contributions. Additionally, the Company may also make profit-sharing contributions. The employer's profit-sharing contribution to the Plan is determined at Company management's discretion as defined by the Plan. Company profit-sharing contributions are allocated to participants' accounts in the ratio of their yearly covered compensation to the total of all participants' yearly covered compensation. There was no Company profit-sharing contribution for the years ended December 31, 2004 or 2003.

Vesting: Participant contributions and earnings thereon are at all times 100% vested. For employer matching and profit-sharing contributions to the Plan and any earnings thereon, participants will be one-third vested after completing one calendar year of service. Upon completion of three years of service, participants will become two-thirds vested in the matching portion of the Plan, until completion of five years of service, at which time they will become fully vested in both the matching and profit-sharing portions of the Plan. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's disability or death.

Forfeitures: Employer contributions may be reduced by the amount of employee forfeitures. The amount of forfeitures, which reduced employer contributions for the year ended December 31, 2004, was $7,227. At December 31, 2004 and 2003, there were unallocated forfeitures of $135,523 and $114,591, respectively.

Allocations of Income: Earnings of the Plan, as defined, are allocated to participants' accounts based on the proportion of each participant's account balance within each fund to the total account balance.

Participant Loans: Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the plan document. Interest is charged on outstanding loans at one percentage point above the prime rate in effect at the time of the loan. Loan rates are established at the beginning of each quarter. Loans are secured by the balance in the participant's account. Upon termination of employment, participant loans (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

(Continued)

A.M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
 ACCOUNTING POLICIES (Continued)

Payment of Benefits: Distributions from the Plan will not be made until a participant retires, dies, or otherwise terminates employment with the Company. Distributions are made in cash in a lump sum or an installment basis or can be rolled over to another plan or an individual's IRA account. Distributions are recorded when paid.

Basis of Accounting: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan utilizes various investment instruments, including mutual funds, a common collective fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition: Investments are stated at fair value. The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year. Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits. Participant loans are valued at the outstanding loan balances.

Net appreciation (depreciation) in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and market value at year end.

Benefit Payments: Benefit payments to participants are recorded upon distribution. Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid. Plan assets allocated to the accounts of these participants were $23,963 and $0 at December 31, 2004 and 2003, respectively.

(Continued)

A.M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

Administrative Expenses: Administrative and trustee expenses are allocated to participants' accounts based on the proportion of each participant's account balance to the total of all account balances.

NOTE 2 - INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2004	2003
Common Collective Fund
ABN AMRO Income Plus Fund	$20,846,647	$20,806,342
Mutual funds
A.M. Castle & Co. Equity Fund	24,290,994	24,229,100
Vanguard Wellesley Balanced Fund	5,835,378	7,000,034
Vanguard Institutional Index	3,502,269	3,343,473

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Common stock	$1,245,384
Common Collective Fund
ABN AMRO Income Plus Fund	729,505
Mutual funds
A.M. Castle & Co. Equity Fund	2,309,211
RS Emerging Growth Fund	371,115
Vanguard Institutional Index Fund	276,108
Vanguard Wellesley Balanced Fund	197,010
American Europacific Growth Fund	289,631
PIMCO NFJ Dividend Value Institutional Fund	149,824
ABN AMRO/Montag & Caldwell Growth Income Fund	23,146
Janus Mid Cap Value Fund	(377)
Total mutual funds	3,615,668

Net appreciation of investments	$5,590,557

(Continued)

A.M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

The A.M. Castle & Co. common stock fund is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the A.M. Castle & Co. common stock fund is as follows:

	2004	2003
Net assets
A.M. Castle & Co. Common Stock	$2,820,315	$1,961,621
ABN AMRO Investor Money Market	25,583	118,663
Receivables	5,640	2,800

Total net assets	$2,851,538	$2,083,084

Changes in net assets
Net appreciation in fair value of investments	$1,245,384	$773,260
Participant contributions	107,043	52,587
Employer contributions	8,162	6,536
Loan activity	(1,344)	(8,707)
Benefits paid to participants	(151,643)	(180,283)
Administrative expenses	(1,388)	(230)
Transfer to other funds	(437,761)	3,522
Net change	768,453	646,685

Common stock fund, beginning of year	2,083,085	1,436,399

Common stock fund, end of year	$2,851,538	$2,083,084

NOTE 4 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(Continued)

A.M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 5 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, no part of the trust fund shall revert to the Company. The trust fund shall be distributed to the participants and beneficiaries as of the date of termination in the ratio that the credit balances in their accounts bear to the total credit balance of the accounts of all participants.

NOTE 6 - RELATED-PARTY TRANSACTIONS

ABN AMRO acts as trustee for the Plan and manages its investments. Additionally, certain plan investments are shares of a mutual fund managed by the trustee, ABN AMRO. Transactions in such investments, including loans made to plan participants, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

The Plan invests in the common stock of the plan sponsor, A.M. Castle & Co. As of December 31, 2004, the value of this common stock was $2,820,315 on 236,207 shares held by the Plan.

The Company may pay certain fees and expenses of the Plan. During 2004, administrative fees of $82,013 were paid by the Plan to ABN AMRO, which qualify as party-in-interest transactions.

SUPPLEMENTARY INFORMATION

A. M. CASTLE & CO.
EMPLOYEES’ PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of plan sponsor: A.M. Castle & Co.
Employer identification number: 36-087916
Three-digit plan number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	A.M. Castle & Co.	AM Castle & Co. Common Stock	$1,719,412	$2,820,315
*	ABN AMRO	Investor Money Market Fund	25,583	25,583
		AM Castle & Co. Commong Stock Fund	1,744,995	2,845,898

*	ABN AMRO/
	Montag & Caldwell	Growth Income Fund	**	11,085,210
	PIMCO NFJ Advisors	Dividend Value Institutional Fund	**	13,202,352
*	ABN AMRO	Investor Money Market Fund	**	3,432
		A.M. Castle & Co. Equity Fund	**	24,290,994

*	ABN AMRO	Income Plus Fund		20,846,647
*	ABN AMRO/
	Montag & Caldwell	Growth Income Fund	**	496,541
	PIMCO NFJ Advisors	Dividend Value Institutional Fund	**	1,790,223
	American Funds	Europacific Growth Fund	**	2,256,985
	Janus Investments	Mid Cap Value Fund	**	1,196,783
	RS Investments	Emerging Growth Fund	**	3,082,513
	Vanguard	Wellesley Balanced Fund	**	5,835,378
	Vanguard	Institutional Index Fund	**	3,502,269
*	ABN AMRO	Liquidity Fund	**	8,796

*	Loans to participants	Maturing 2004 through 2008,
	at interest rate of 5% to 10.5%		**	1,539,748

	Total investments			$67,692,775

        * Represents a party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.’s 33-30545, 33-37818, 333-118030, and 333-118031 on Form S-8 of A.M. Castle & Co., as well as, Registration Statement No.’s 333-87254 and 333-106709 on Form S-3 of A.M. Castle & Co. of our report dated June 20, 2005 appearing in this Annual Report on Form 11-K of the A.M. Castle & Co. Employees' Profit Sharing Plan for the year ended December 31, 2004.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 28, 2005

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of A. M. Castle & Co. Employees’ Profit Sharing Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul J. Winsauer, Plan Administrator of the Plan, certify to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.

/s/ Paul J. Winsauer
Paul J. Winsauer Plan Administrator June 30, 2005